BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
1.     April 25, 2005 (Since the date of the material change and the date of the news release, the Company was relying on subsection 7.1(2) of NI 51-102); and
2.     June 8, 2005

Item 3: Press Release
A press release was issued on June 1, 2005 and a further news release clarifying and expanding the information was issued June 2, 2005.

Item 4: Summary of Material Change

1.     The Company announced its acquisition of 100% of the Rosemont Ranch copper deposits in Pima County, Arizona for US$20,800,000 payable over a three year period subject to a 3% NSR. The property includes patented and unpatented claims, fee land and surface grazing rights. The Corporation has made the first payment of US$6,666,666.

2.     The Company also announced that it had arranged a brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000 (the “Offering”). Each unit is comprised of one common share and one non-transferable share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one common share (“Warrant Share”) at a price of $3.00 per Warrant Share for a period of two years.

Item 5: Full Description of Material Change

1.     The Company announces it has entered into an agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is located via highway approximately 50 km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The Rosemont property contains three known potentially open-pit mineable copper/molybdenum (“Cu/Mo”) skarn deposits on patented mining claims. Over 232,000 feet of diamond drilling has been conducted on the property by Anaconda/Amax and Asarco outlining approximately 5 billion pounds of Cu in the following resources:

Deposit	Historical Resources

Rosemont	340,505,100 tons of 0.64% Cu and 0.02% Mo (sulphide) - Winters
28,00,000 tons of 0.46% Cu (oxide) – PAH

Peach Elgin	13,700,000 tons of 0.78%Cu (sulphide)
9,700,000 tons 0.72% Cu (oxide)

Broadtop Butte	8,800,000 tons at 0.77% Cu, 0.04% Mo

The Rosemont resource estimate above was first completed by Pincock Allen and Holt (PAH) on behalf of Anaconda and Amax (Anamax) in 1977 and the latest for Asarco by The Winters Group (Winters) in 1997. The Oxide Zone was subject to a PAH report date 1977 on behalf of Anamax. The Broadtop Butte resource was estimated by Anamax in 1979. The Peach Elgin resources were first drilled in 1955 and estimated in 1964 by Anaconda. Given that these resource estimates outline significant mineralization they are considered relevant. The work on the most part was performed by large integrated mining companies specifically Asarco, Anaconda Minerals and Amax Mining. Information that the Company reviewed that was the basis for these reports by PAH and Winters included drill core, drill logs, assay certificates and a full digital database of technical information. However, the Company has not done the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors. The Company plans to release a NI 43-101 compliant report on the Rosemont resource by mid July 2005.

The Company intends to move the Rosemont project immediately to pre-feasibility which will include further infill drill testing and resource estimates. The Company has contracted Mine Reserves Associates Inc. and WLR Consulting Inc. of Denver as independent consultants for the resource/reserve analysis and pre-feasibility study. The Rosemont property has additional exploration potential and the Company plans to conduct further exploration drilling.

The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for US$20,800,000 payable over a three y ear period. The Company has made the first payment of US$6,666,666.

In order to assist the Company to complete the Rosemont acquisition the Company has completed a convertible debenture for CDN$6,000,000. The debenture has a one- year term with 50% due in 6 months and the balance due in one year bearing interest at the rate of 9% per annum. At the option of the holder the debenture is convertible into 2,181,818 common shares of the Company at a price of $2.75 per share. At the option of the Company the repayment of the principal amount and accrued interest may be made in cash or by way of issuance of common shares. Any issuance of common shares towards the principal amount will be based on the 10 day trading average prior to the repayment less the applicable discount at the time of repayment. Any issuance of common shares towards accrued interest is priced at the market price at the time of repayment subject to TSX Venture Exchange acceptance. The Company has agreed to issue a bonus to the investors in the amount of 363,363 common shares of the Company at a deemed price of $3.30 per common share.

2.     The Company also announced that it had arranged a brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000 (the “Offering”). Each unit is comprised of one common share and one non-transferable share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one common share (“Warrant Share”) at a price of $3.00 per Warrant Share for a period of two years. The Agent will receive a cash commission of 7% of the gross proceeds of the Offering and brokers warrants (“Broker Warrants”) equal to 10% of the number of units subscribed in the Offering. The Agent will also be granted an over-allotment provision to increase the Offering by an additional 2,000,000 units on the same terms as the Offering. The Broker Warrants will have the same terms as the Warrants under the Offering.

Proceeds from the Offering will be used towards the Company’s Rosemont and Mount Hamilton copper molybdenum properties and general working capital.

The above is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 8th day of June 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary